SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No __)*

CHINA FINANCE ONLINE CO. LIMITED

(Name of Issuer)

American Depositary Shares, each representing 50 ordinary shares, no par value

(Title of Class of Securities)

169379203**

(CUSIP Number)

December 12, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)
☒  Rule 13d-1(c)
☐  Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**	This CUSIP number applies to the American Depositary Shares, each representing 50 ordinary shares, no par value. No CUSIP has been assigned to the ordinary shares.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 169379203

1.	NAMES OF REPORTING PERSONS Zixuan He
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 20,720,200 ordinary shares represented by 414,404 American Depositary Shares of the Issuer (each American Depositary Share represents 50 ordinary shares)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 20,720,200 ordinary shares represented by 414,404 American Depositary Shares of the Issuer (each American Depositary Share represents 50 ordinary shares)
	8.	SHARED DISPOSITIVE POWER 0

9.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

20,720,200 ordinary shares represented by 414,404 American Depositary Shares of the Issuer (each American Depositary Share represents 50 ordinary shares)

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 16.97%
12.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 169379203

Item 1.

(a)	Name of Issuer China Finance Online Co. Limited

(b)	Address of Issuer’s Principal Executive Offices 17th floor of Fuzhuo Plaza A, No.28 Xuanwai Street, Xicheng District, Beijing 100052, China

Item 2.

(a)	Name of Person Filing Zixuan He

(b)	Address of the Principal Office or, if none, residence 1156 Wales PI, Cardiff by the Sea, CA 92007

(c)	Citizenship People’s Republic of China

(d)	Title of Class of Securities American Depositary Shares, each representing 50 ordinary shares, no par value

(e)	CUSIP Number 169379203

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

CUSIP No. 169379203

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 20,720,200 ordinary shares represented by 414,404 American Depositary Shares of the Issuer (each American Depositary Share represents 50 ordinary shares)

(b)	Percent of class: 16.97%, based on 122,098,018 ordinary shares, as reported outstanding, of the Issuer as of January 5, 2022.

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote: 20,720,200 ordinary shares represented by 414,404 American Depositary Shares of the Issuer (each American Depositary Share represents 50 ordinary shares)

	(ii)	Shared power to vote or to direct the vote: 0

(iii)

Sole power to dispose or to direct the disposition of:

20,720,200 ordinary shares represented by 414,404 American Depositary Shares of the Issuer (each American Depositary Share represents 50 ordinary shares)

	(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following     ☐.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 169379203

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 7, 2022

/s/ Zixuan He
Zixuan He

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